Exhibit (12)
The McGraw-Hill Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Sept. 30, 2006				Sept. 30, 2005
	Nine		Twelve		Nine
(in thousands)	Months		Months		Months
Earnings
Earnings from operations before taxes on income (Note)	$1,078,745		$1,369,123		$1,042,584
Fixed charges	69,560		88,047		61,924

Total Earnings	$1,148,305		$1,484,170		$1,104,508

Fixed Charges (Note)
Interest expense	22,500		26,242		$15,880
Portion of rental payments deemed to be interest	47,060		61,805		46,044

Total Fixed Charges	$69,560		$88,047		$61,924

Ratio of Earnings to Fixed Charges	16.5	x	16.9	x	17.8	x

(Note)	For the three and nine months ended September 30, 2006, earnings from operations before taxes on income includes $29.2 million and $106.2 million of stock-based compensation expense, respectively and a $15.4 million restructuring charge.

For the twelve months ended September 30, 2006, earnings from operations before taxes on income includes $129.0 million of stock-based compensation expense and a $38.6 million restructuring charge.

“Fixed charges” consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (See Note 11 to the Company’s consolidated financial statements); and (2) the portion of the Company’s rental expense deemed representative of the interest factor in rental expense.

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